SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                                    PCD Inc.
                   -------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                                    69318P106
                   -------------------------------------------
                                 (CUSIP Number)


                                December 15, 2000
                  --------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

             [ ]     Rule 13d-1(b)

             [ ]     Rule 13d-1(c)

             [x]     Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318P106               SCHEDULE 13G/A               Page 2 of 5 Pages

--------------------------------------------------------------------------------

1.   NAMES OF  REPORTING  PERSONS
     S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSONS

     Emerson Electric Co.               43-0259330

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) []

     (b) []

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri

--------------------------------------------------------------------------------

                  5.      SOLE VOTING POWER:                  2,068,080 shares*
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      6.      SHARED VOTING POWER                         0
OWNED BY EACH     --------------------------------------------------------------
REPORTING         7.      SOLE DISPOSITIVE POWER              2,068,080 shares*
PERSON WITH       --------------------------------------------------------------
                  8.      SHARED DISPOSITIVE POWER                    0

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,068,080 shares*

--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                              []
--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     23.5%

--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------
*    See Item 4 for additional information

CUSIP No. 69318P106               SCHEDULE 13G/A               Page 3 of 5 Pages

Item 1(a).   Name of Issuer:

             PCD Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2 Technology Drive, Centennial Park
             Peabody, Massachusetts  01960-7977

Item 2(a).   Name of Person Filing:

             Emerson Electric Co.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             8000 W. Florissant Avenue, P.O. Box 4100
             St. Louis, Missouri 63136

Item 2(c).   Citizenship:

             Missouri

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value per share

Item 2(e).   CUSIP Number:

             69318P106

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c) , Check Whether the Person Filing is a:

             Not applicable

Item 4.      Ownership.

             (a) Amount beneficially owned:

                      2,068,080 shares - includes 743,280 shares held by InnoVen III Corporation, a wholly-owned subsidiary of Emerson Electric Co., and 1,324,800 shares held by Emerson Electric Co.

             (b) Percent of class:

                      23.5%

CUSIP No. 69318P106               SCHEDULE 13G/A               Page 4 of 5 Pages
             (c) Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote:

                      2,068,080 shares

             (ii)     Shared power to vote or to direct the vote:

                      0 shares

             (iii)    Sole power to dispose or to direct the disposition of:

                      2,068,080 shares

             (iv)     Shared power to dispose or to direct the disposition of:

                      0 shares

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             Not applicable

Item 9.      Notice of Dissolution of Group.

             Not applicable

Item 10.     Certification.

             Not applicable

CUSIP No. 69318P106               SCHEDULE 13G/A               Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 5, 2000
                              --------------------------------------------------
                                   (Date)

                              s/ H. M. Smith
                              --------------------------------------------------
                                   (Signature)

                              H. M. Smith
                              Assistant Secretary and Assistant General Counsel
                              --------------------------------------------------
                                   (Name/Title)